UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Nielsen N.V.

(Name of Issuer)

Common Stock, par value €0.07 per share

(Title of Class of Securities)

N63218106

(CUSIP Number)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

specificity

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N63218106

1.	Name of Reporting Person Hellman & Friedman Investors V (Cayman), Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 54,085,666*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 54,085,666*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,085,666*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) See Item 4 and Item 8 ☐
11.	Percent of Class Represented by Amount in Row (9) 14.4%*†
12.	Type of Reporting Person (See Instructions) OO

*	Represents the aggregate number of shares of common stock, par value €0.07 per share (“Common Stock”), of Nielsen N.V. (the “Issuer”) held by Valcon Acquisition Holding (Luxembourg) S.à.r.l. (“Luxco”).
†	The calculation of the foregoing percentage is based on 375,716,843 shares of Common Stock outstanding as of December 1, 2014, as reported in the Issuer’s Prospectus Supplement dated December 10, 2014 filed with the Securities and Exchange Commission on December 12, 2014.

CUSIP No. N63218106

1.	Name of Reporting Person Hellman & Friedman Investors V (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 54,085,666*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 54,085,666*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,085,666*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) See Item 4 and Item 8 ☐
11.	Percent of Class Represented by Amount in Row (9) 14.4%*†
12.	Type of Reporting Person (See Instructions) PN

*	Represents the aggregate number of shares of Common Stock held by Luxco.
†	The calculation of the foregoing percentage is based on 375,716,843 shares of Common Stock outstanding as of December 1, 2014, as reported in the Issuer’s Prospectus Supplement dated December 10, 2014 filed with the Securities and Exchange Commission on December 12, 2014.

CUSIP No. N63218106

1.	Name of Reporting Person Hellman & Friedman Capital Partners V (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 54,085,666*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 54,085,666*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,085,666*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) See Item 4 and Item 8 ☐
11.	Percent of Class Represented by Amount in Row (9) 14.4%*†
12.	Type of Reporting Person (See Instructions) PN

*	Represents the aggregate number of shares of Common Stock held by Luxco.
†	The calculation of the foregoing percentage is based on 375,716,843 shares of Common Stock outstanding as of December 1, 2014, as reported in the Issuer’s Prospectus Supplement dated December 10, 2014 filed with the Securities and Exchange Commission on December 12, 2014.

CUSIP No. N63218106

1.	Name of Reporting Person Hellman & Friedman Capital Partners V (Cayman Parallel), L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 54,085,666*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 54,085,666*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,085,666*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) See Item 4 and Item 8 ☐
11.	Percent of Class Represented by Amount in Row (9) 14.4%*†
12.	Type of Reporting Person (See Instructions) PN

*	Represents the aggregate number of shares of Common Stock held by Luxco.
†	The calculation of the foregoing percentage is based on 375,716,843 shares of Common Stock outstanding as of December 1, 2014, as reported in the Issuer’s Prospectus Supplement dated December 10, 2014 filed with the Securities and Exchange Commission on December 12, 2014.

CUSIP No. N63218106

1.	Name of Reporting Person Hellman & Friedman Capital Associates V (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 54,085,666*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 54,085,666*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,085,666*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) See Item 4 and Item 8 ☐
11.	Percent of Class Represented by Amount in Row (9) 14.4%*†
12.	Type of Reporting Person (See Instructions) PN

*	Represents the aggregate number of shares of Common Stock held by Luxco.
†	The calculation of the foregoing percentage is based on 375,716,843 shares of Common Stock outstanding as of December 1, 2014, as reported in the Issuer’s Prospectus Supplement dated December 10, 2014 filed with the Securities and Exchange Commission on December 12, 2014.

STATEMENT ON SCHEDULE 13G

Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Act”), each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their beneficial ownership of common stock, par value €0.07 per share (“Common Stock”), of Nielsen N.V. (the “Issuer”).

Item 1.

(a)	Name of Issuer:

Nielsen N.V.

(b)	Address of Issuer’s Principal Executive Offices:

770 Broadway

New York, New York 10003

Item 2.

(a)	Name of Person Filing:

Hellman & Friedman Investors V (Cayman), Ltd.

Hellman & Friedman Investors V (Cayman), L.P.

Hellman & Friedman Capital Partners V (Cayman), L.P.

Hellman & Friedman Capital Partners V (Cayman Parallel), L.P.

Hellman & Friedman Capital Associates V (Cayman), L.P.

(b)	Address of Principal Business Office, or, if None, Residence:

The principal business office for all persons filing:

c/o Intertrust Corporate Services (Cayman) Limited

190 Elgin Avenue

George Town, Grand Cayman KY1-9005

Cayman Islands

(c)	Citizenship:

See Item 4 of each cover page.

(d)	Title of Class of Securities:

Common stock, €0.07 par value per share.

(e)	CUSIP Number:

N63218106

Item 3.

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Valcon Acquisition Holding (Luxembourg) S.à.r.l. (“Luxco”) is a private limited company incorporated under the laws of Luxembourg, the equity interests of which are held by a private investor group. As of December 31, 2014, Luxco held 54,085,666 shares of Common Stock, or 14.4% of the outstanding shares of Common Stock based on 375,716,843 shares of Common Stock outstanding as of December 1, 2014.

As of December 31, 2014, Hellman & Friedman Capital Partners V (Cayman), L.P. owned 34,801 ordinary shares and 998,901 Yield Free Convertible Preferred Equity Certificates (“YFCPECs”) of Luxco. Hellman & Friedman Capital Partners V (Cayman Parallel), L.P. owned 4,874 ordinary shares and 137,109 YFCPECs of Luxco. Hellman & Friedman Capital Associates V (Cayman), L.P. owned 10 ordinary shares and 576 YFCPECs of Luxco. Hellman & Friedman Investors V (Cayman), Ltd. is the sole general partner of Hellman & Friedman Investors V (Cayman), L.P. Hellman & Friedman Investors V (Cayman), L.P., in turn, is the sole general partner of each of Hellman & Friedman Capital Partners V (Cayman), L.P., Hellman & Friedman Capital Partners V (Cayman Parallel), L.P. and Hellman & Friedman Capital Associates V (Cayman), L.P. Hellman & Friedman Investors V (Cayman), Ltd. is owned by more than ten shareholders, none of whom owns more than 9.9% of Hellman & Friedman Investors V (Cayman), Ltd. Hellman & Friedman Investors V (Cayman), Ltd. has formed a three-member investment committee (the “Investment Committee”) that serves at the discretion of Hellman & Friedman Investors V (Cayman), Ltd.’s Board of Directors and makes recommendations to such Board with respect to matters presented to it. The members of the Investment Committee are Philip U. Hammarskjold, Patrick J. Healy and David R. Tunnell. Each of the Reporting Persons, the members of the Investment Committee and the shareholders of Hellman & Friedman Investors V (Cayman), Ltd. disclaim beneficial ownership of any shares of Common Stock.

Based on the ownership of outstanding capital of Luxco specified above, the following shares of Common Stock held by Luxco would be attributable to each of the following Reporting Persons as of December 31, 2014:

Reporting Person	Shares Attributable	Percent(*)
Hellman & Friedman Investors V (Cayman), Ltd.	2,557,641	0.7%
Hellman & Friedman Investors V (Cayman), L.P.	2,557,641	0.7%
Hellman & Friedman Capital Partners V (Cayman), L.P.	2,247,763	0.6%
Hellman & Friedman Capital Partners V (Cayman Parallel), L.P.	308,569	0.1%
Hellman & Friedman Capital Associates V (Cayman), L.P.	1,309	( **)

(*)	The calculation of the foregoing percentage is based on 375,716,843 shares of Common Stock outstanding as of December 1, 2014.
(**)	Less than 0.1%.

(b)	Percent of class: See Item 11 of each cover page, which is based upon Item 9 of each cover page. See also Item 4(a) above.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Item 5 of each cover page.

(ii) Shared power to vote or to direct the vote

See Item 6 of each cover page.

(iii) Sole power to dispose or to direct the disposition of

See Item 7 of each cover page.

(iv) Shared power to dispose or to direct the disposition of

See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

On January 21, 2015, Luxco sold an aggregate of 2,557,641 shares of Common Stock, which shares were attributable to the Reporting Persons. As of the date of this filing, Luxco repurchased all of its ordinary shares and redeemed all of its YFCPECs held by the Reporting Persons and, as a result, the Reporting Persons no longer may be deemed to share voting and investment control over the shares of Common Stock held by Luxco.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4 above. To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, the persons named in Item 4 above or Item 8 below and the partners, members, affiliates and shareholders of the Reporting Persons and of the other persons named in Item 4 above or Item 8 below has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

As stated in Item 4 above, as of December 31, 2014, Luxco held 54,085,666 shares of Common Stock, or 14.4% of the outstanding shares of Common Stock based on 375,716,843 shares of Common Stock outstanding as of December 1, 2014 as reported in the Issuer’s Prospectus Supplement dated December 10, 2014 filed with the Securities and Exchange Commission on December 12, 2014. Each of the AlpInvest Funds, Blackstone Funds, Carlyle Funds, Hellman & Friedman Funds, KKR Funds and Thomas H. Lee Funds listed below (collectively, the “Investor Funds”), together with Luxco, is a party to an amended and restated shareholders agreement dated as of August 14, 2013 (the “Luxco Shareholders Agreement”). Given the terms of the Luxco Shareholders Agreement as of December 31, 2014, Luxco, each of the Investor Funds and certain of their respective affiliates may be deemed to be a member of a group as of December 31, 2014 exercising voting and investment control over the shares of Common Stock held by Luxco. However, each of the Reporting Persons disclaims membership in any such group and disclaims beneficial ownership of any shares of Common Stock. As of the date of this filing, Luxco has repurchased all of its ordinary shares and redeemed all of its YFCPECs held by the Reporting Persons and, as a result, the Reporting Persons no longer may be deemed to share voting and investment control over the shares of Common Stock held by Luxco under the terms of the Luxco Shareholders Agreement.

Investor Funds

AlpInvest Funds

AlpInvest Partners CS Investments 2006 C.V.

AlpInvest Partners Later Stage Co-Investments Custodian II-A, BV

Blackstone Funds

Blackstone Capital Partners (Cayman) V, L.P.

Blackstone Family Investment Partnership (Cayman) V, L.P.

Blackstone Participation Partnership (Cayman) V, L.P.

Blackstone Capital Partners (Cayman) V-A, L.P.

Blackstone Family Investment Partnership (Cayman) V-SMD, L.P.

BCP (Cayman) V-S, L.P.

BCP V Co-Investors (Cayman), L.P.

Carlyle Funds

Carlyle Partners IV Cayman, L.P.

CP IV Coinvestment Cayman, L.P.

CEP II Participations S.à r.l. SICAR

Hellman & Friedman Funds

Hellman & Friedman Capital Partners V (Cayman), L.P.

Hellman & Friedman Capital Partners V (Cayman Parallel), L.P.

Hellman & Friedman Capital Associates V (Cayman), L.P.

KKR Funds

KKR VNU (Millennium) L.P.

KKR Millennium Fund (Overseas), Limited Partnership

KKR VNU Equity Investors, L.P.

Thomas H. Lee Funds

THL (Alternative) Fund V, L.P.

THL Coinvestment Partners, L.P.

THL Equity Fund VI Investors (VNU), L.P.

THL Equity Fund VI Investors (VNU) II, L.P.

THL Equity Fund VI Investors (VNU) III, L.P.

THL Equity Fund VI Investors (VNU) IV, LLC

Putnam Investment Holdings, LLC

Putnam Investments Employees’ Securities Company I LLC

Putnam Investments Employees’ Securities Company II LLC

Putnam Investments Employees’ Securities Company III LLC

Thomas H. Lee Investors Limited Partnership

Thomas H. Lee (Alternative) Parallel Fund V, L.P.

Thomas H. Lee (Alternative) Cayman Fund V, L.P.

Thomas H. Lee (Alternative) Fund VI, L.P.

Thomas H. Lee (Alternative) Parallel Fund VI, L.P.

Thomas H. Lee (Alternative) Parallel (DT) Fund VI, L.P.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated February 6, 2015

HELLMAN & FRIEDMAN INVESTORS V (CAYMAN), LTD.

By:	/s/ Arrie R. Park
Name:	Arrie R. Park
Title:	Vice President

HELLMAN & FRIEDMAN INVESTORS V (CAYMAN), L.P.

By:	HELLMAN & FRIEDMAN INVESTORS V (CAYMAN), LTD.,
its general partner

By:	/s/ Arrie R. Park
Name:	Arrie R. Park
Title:	Vice President

HELLMAN & FRIEDMAN CAPITAL PARTNERS V (CAYMAN), L.P.

By:	HELLMAN & FRIEDMAN INVESTORS V (CAYMAN), L.P.,
its general partner

By:	HELLMAN & FRIEDMAN INVESTORS V (CAYMAN), LTD.,
its general partner

By:	/s/ Arrie R. Park
Name:	Arrie R. Park
Title:	Vice President

HELLMAN & FRIEDMAN CAPITAL PARTNERS V (CAYMAN PARALLEL), L.P.

By:	HELLMAN & FRIEDMAN INVESTORS V (CAYMAN), L.P.,
its general partner

By:	HELLMAN & FRIEDMAN INVESTORS V (CAYMAN), LTD.,
its general partner

By:	/s/ Arrie R. Park
Name:	Arrie R. Park
Title:	Vice President

HELLMAN & FRIEDMAN CAPITAL ASSOCIATES V (CAYMAN), L.P.

By:	HELLMAN & FRIEDMAN INVESTORS V (CAYMAN), L.P.,
its general partner

By:	HELLMAN & FRIEDMAN INVESTORS V (CAYMAN), LTD.,
its general partner

By:	/s/ Arrie R. Park
Name:	Arrie R. Park
Title:	Vice President